Exhibit 99.1

Ninetowns Wins Open Bid For Paid Services

Wednesday May 16, 4:05 pm ET

BEIJING, May 16 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), China's leading provider of online solutions for international trade, today announces that it has been selected by the State Administration for Quality Supervision and Inspection and Quarantine of the People's Republic of China (the "PRC Inspections Administration") as one of the winning bidders in connection with the PRC Inspections Administration's request for proposals for servicing the free import/export e-filing software provided by the PRC Inspection Administration. In August 2005, Ninetowns was selected as the sole import/export e-filing software vendor. As of the year end 2006, there were approximately 28,500 user accounts for the free software. These users represent the potential target customers for the "post-sales" services to be provided by Ninetowns. These services include training, installation, regulatory updates, 24x7 call center support, and resolving any issues encountered by customers. Ninetowns plans to launch such services in the third quarter of 2007 and expects to charge an annual fee of approximately USD300 per user account.

Mr. Shuang Wang, Chief Executive Officer, stated, "While our primary strategic and operational objectives have expanded to business-to-business ("B2B") online search, we remain committed to maintaining the value of our existing business-to-government ("B2G") offerings as demonstrated by this announcement. The combination of our B2G and B2B businesses enables us to provide comprehensive services throughout the international trade value chain to our customers, thus enhancing our status as a premier platform for enterprises engaged in international trade. Our participation in assisting the PRC Inspections Administration's development and distribution of its free import/export e-filing software provides us with the necessary experience to better service these software users. Our winning bid demonstrates that the PRC Inspections Administration has full confidence in our service model, and we will continue to collaborate with the PRC Inspections Administration in their digitization efforts. In servicing these free-software users, we expect to further broaden our potential B2G customer base and to capitalize on the potential opportunities for cross-selling our new B2B international trade- related services."

Mr. Tommy Fork, Chief Financial Officer, commented, "We are very pleased to have been selected by the PRC Inspections Administration. While the net financial impact of this announcement may be too early to determine, the servicing of free software users is a logical addition to our existing B2G offering, and a natural extension of our overall strategy to leverage our dominant market position and customer base, maintain the value of our B2G offerings and generate new revenue streams through our next-generation B2B search platform, tootoo.com."

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e- filing, as well as in operating tootoo.com, the leading B2B search and service provider for international trade. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol "NINE." More information can be found at http://www.ninetowns.com/english.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Ms. Helen Wu or Ms. Lisa Zheng
Investor Relations
Ninetowns Internet Technology Group Company Limited
Tel:	+86-10-6588-2256
Email: ir@ninetowns.com

Investor Relations (HK):
David Dambro, Director
Taylor Rafferty
Tel:	+852-2167-2006
Email: ninetowns@taylor-rafferty.com

Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel:	+1-212-889-4350
Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company Limited